EXHIBIT 12.1
                                                                    ------------

              SYNTHETECH REPORTS FIRST QUARTER FISCAL 2004 RESULTS
              ----------------------------------------------------

Albany, Oregon, July 31, 2003 - Synthetech, Inc. (Nasdaq:NZYM) today announced financial results for the first quarter of fiscal 2004, which ended June 30, 2003. Revenue for the first quarter of fiscal 2004 was $1.8 million, a 38% decrease compared to sales of $2.9 million in the first quarter of fiscal 2003. Operating loss for the current quarter was $1.1 million, compared to operating income of $224,000 for the same period last year. Net loss for the current quarter was $1.1 million, or $0.08 per share, compared to last year's first quarter net income of $147,000, or $0.01 per share. International sales represented 22% and 14% of total revenue for the first quarter of fiscal 2004 and 2003, respectively.

                                Synthetech, Inc.
                       Condensed Statements of Operations
                             (Dollars in thousands)

                                                First Quarter Ended June 30,
                                                     2003            2002
                                                   -------         -------
                                                         (unaudited)

Revenue                                            $ 1,773         $ 2,851
Cost of revenue                                      2,201           1,894
                                                   -------         -------
Gross profit (loss)                                   (428)            957

Research and development                               196             156

Selling, general and administrative                    481             577
                                                   -------         -------
  Total operating expense                              677             733
                                                   -------         -------

Operating income (loss)                             (1,105)            224

Interest income                                         12              16
Interest expense                                        (2)             (2)
                                                   -------         -------
Income (loss) before income taxes                   (1,095)            238
Provision for income taxes                              --              91
                                                   -------         -------
Net income (loss)                                  $(1,095)        $   147
                                                   =======         =======

Basic and Diluted earnings (loss) per share        $ (0.08)        $  0.01
                                                   =======         =======

Commenting on the results, M. 'Sreeni' Sreenivasan, President & CEO, stated, "While the Company remains involved in several customer projects, only a couple of large-scale projects contributed to this quarter's revenues. The shortage of large-scale orders, coupled with the delivery schedules specified by customers for existing orders and the unpredictable ordering cycles inherent in drug development projects, resulted in a weak quarter. Looking forward, we expect fiscal 2004 second quarter revenue to approximate revenue for the first quarter and believe that revenue for the second half of fiscal 2004 will exceed revenue recorded during the first half. Cash used in operating activities totaled $1.2 million for the quarter. The financial condition of the Company remains strong and the Company concluded the quarter with a cash balance of $4.6 million. We are continuing to focus our efforts on developing recurring revenue streams leading to sustainable profitability and growth"

Management continues to believe that the Company is well positioned to take advantage of business opportunities as a supplier of PBBs for pharmaceutical and other projects. Synthetech operates in a challenging business environment, characterized by the unpredictable dynamics and life cycle of pharmaceutical projects, which can lead to rapid fluctuations in the mix of projects and revenues from period to period. Because the uncertainties inherent in development projects remain outside the Company's control, it remains difficult to predict the progress, timing and revenue potential of these projects.

ABOUT SYNTHETECH
Synthetech's PBBs are used predominantly by pharmaceutical companies and others to make a wide range of peptide, peptidomimetic small molecule and other drugs under development or on the market for the treatment of AIDS, cancer, cardiovascular and other diseases. The Company has established a worldwide reputation in a unique product and technology niche as a leading supplier to the pharmaceutical and life sciences industry.


FORWARD-LOOKING STATEMENTS
This press release includes "forward looking" information (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934), including, without limitation, statements regarding: future performance, growth and operating results of the Company; the Company's financial condition and favorable cash position; and the Company being well positioned to take advantage of business opportunities. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," or words or phrases of similar meanings. Investors are cautioned that forward-looking statements involve risks and uncertainties, and various factors could cause actual results to differ materially from those in the forward-looking statements. The risks and uncertainties include, but are not limited to, the following: the uncertain market for products, potential loss of a significant customer, customer concentration, potential termination or suspension by customer of significant projects or cancellation of orders prior to shipment, potential period-to-period revenue fluctuations, production factors, industry price pressures and cost factors, competition, government regulation, labor disputes, technological change, and international business risks. Investors are directed to the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2003, for a further description of risks and uncertainties related to forward-looking statements made by the Company as well as to other aspects of the Company's business.

MORE INFORMATION: Web site: http:/www.synthetech.com, E-mail:
investor@synthetech.com M. "Sreeni" Sreenivasan, President & CEO 541 967-6575, Gary Weber, CFO 541 967-6575